Exhibit 3.9.4

AMENDMENT TO BYLAWS
OF
RICEBRAN TECHNOLOGIES

(effective February 13, 2017)

Article II, Section 10 of the Company’s Bylaws is amended in its entirety to read as follows:

“SECTION 10. Voting. The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of ARTICLE II, Section 6, subject to the provisions of Sections 702 to 704, inclusive, of the California Corporations Code (relating to voting shares held by a fiduciary, in the name of a corporation or in joint ownership). The shareholders’ vote may be by voice vote or by ballot; provided, however, that any election for directors must be by ballot if demanded by any shareholder before the voting has begun. In the absence of any contrary provision in the articles of incorporation of the corporation or in any applicable statute relating to the election of directors or to other particular matters, each such person shall be entitled to one vote for each share. On any matter other than election of directors, any shareholder may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares which the shareholder is voting affirmatively, it will be conclusively presumed that the shareholder’s approving vote is with respect to all shares that the shareholder is entitled to vote. The affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the required quorum) shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the California Corporations Code or the articles of incorporation of the corporation.

So long as the Company is a “listed corporation” as defined in Section 301.5(d) of the California General Corporation Law or any successor section thereto, no shareholder entitled to vote at any election of directors shall be entitled to cumulate votes for candidates in nomination either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder’s shares are normally entitled or (ii) by distributing the shareholder’s votes on the same principle among any or all of the candidates, as the shareholder thinks fit. This paragraph may not be modified, amended, rescinded or repealed except by a duly adopted amendment to the articles of incorporation or by an amendment to this bylaw duly adopted by the vote or written consent of the holders of a majority of the outstanding shares entitled to vote.”